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                                Exhibit 11
                       AIRGAS, INC. AND SUBSIDIARIES
                      EARNINGS PER SHARE CALCULATIONS
             For the Years Ended March 31, 1999, 1998 and 1997

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                                             Years Ended March 31,
                                          1999          1998          1997

Weighted Average Shares Outstanding:

Basic shares outstanding                70,000,000    68,700,000    65,900,000

Net common stock equivalents             1,700,000     2,100,000     2,700,000

Diluted shares outstanding              71,700,000    70,800,000    68,600,000


Net earnings                           $51,924,000   $40,540,000   $23,266,000

Basic earnings per share               $       .74   $       .59   $       .35

Diluted earnings per share             $       .72   $       .57   $       .34



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